February 27, 2017

Tangoe, Inc.

Attention: Jason Stack

Stifel, Nicolaus & Company, Incorporated

787 7th Avenue, 11th Floor

New York, NY 10019

Re: Acquisition of Tangoe, Inc.

Dear Mr. Jason Stack:

In response to your process letter regarding the submission of final bids, dated February 15, 2017 (the “Process Letter”), Marlin Management Company, LLC through one or more of its affiliates (“Marlin”), is pleased to submit this non-binding indication of interest regarding the acquisition of 100% of the outstanding equity (the "Transaction") of Tangoe, Inc. (“Tangoe” or the “Business”).

We have completed a significant amount of due diligence to-date, including (i) on-site discussions with management; (ii) work with Stifel and management to fulfill diligence requests and numerous conference calls; (iii) reviewed and held a follow-up call on Alvarez & Marsal’s quality of earnings report; and (iv) commissioned a third-party market study on the telecom expense management (“TEM”) industry to better understand Tangoe’s current and future market positioning and opportunity. Based on this extensive due diligence we’ve conducted, our deep experience in the software industry and our public-to-private expertise, we are excited about the Business and interested in working with the board of directors to ensure an expeditious and seamless Transaction.

Furthermore, we are confident that our successful track record of investing in the enterprise software industry, and specifically in the telecom expense management space, elevates Marlin as the most logical buyer for the Business. Our investments in this space include Rivermine, Inc., Asentinel, LLC, Anatole SAS and Global West Communications, Inc. (d/b/a eMOBUS). We strongly believe that our deep expertise will offer a number of strategic benefits to the Business, as outlined below:

1)	Speed and Certainty of Close. We understand the importance of quickly closing the Transaction with minimal distraction to management, employees, customers and suppliers. Assuming timely review and discussion of our indication of interest, we are confident that we can quickly and efficiently complete diligence, execute the required legal documentation and close the Transaction.

2)	Vertical Software Expertise. Marlin brings extensive experience in executing transactions that involve software companies looking for partners to support and accelerate growth. Since 2005, Marlin has successfully invested in more than 80 software businesses through a combination of platform and add-on investments. Marlin’s historical success has been primarily driven by our ability to effectively grow platforms both organically and through acquisitions – turning point solutions into comprehensive platforms, taking domestic businesses international, and building scale organically and through acquisitions.

Tangoe, Inc.

February 27, 2017

3)	Partnership Approach. We are intimately familiar with the factors that can make acquisitions smooth and efficient and know how to avoid the subtle pitfalls that can make transactions unnecessarily burdensome and costly. Marlin utilizes a systematic approach to acquisitions gained through years of experience and working collaboratively with sellers and targets before, during and after the ownership transition phase. We understand the complexities associated with buying and selling businesses and that approaching these complexities from a partnership mentality is mutually beneficial.

4)	Focus on Growth. We understand the tradeoff between growth and profitability and the requirements for building infrastructure and hiring new employees to drive sales and market share gains. We are also sensitive to the importance of employee retention and corporate culture that are keys to growing a successful business.

Marlin is the ideal candidate to complete the proposed Transaction, and we are prepared to dedicate a significant amount of time and resources to progress towards consummating a Transaction. In accordance with the terms of the Process Letter, the terms and conditions of this non-binding indication of interest are presented below for your consideration.

Outline

1.	Scope. It is Marlin's intention to acquire 100% of the capital stock of Tangoe.

2.	Consideration. As contemplated by the potential Transaction, Marlin would acquire 100% of the outstanding capital stock of Tangoe for $6.50 per share (the "Share Price") in cash in U.S. dollars payable upon consummation of the Transaction, assuming 39,943,806 shares of common stock outstanding (inclusive of the 4,094,599 shares of common stock held by Marlin), 2,737,566 in-the-money options and 1,707,382 restricted stock units (subject to review of the various terms and conditions of restricted stock units and other incentive awards) that, by their terms, are vested in accordance with their terms or will automatically vest upon consummation of the Transaction. In-the-money option shall be paid an amount per share equal to the excess of the Share Price over the applicable exercise price of such in-the-money option. Any options that are not in the money and any restricted stock units or other incentive awards that have not automatically vested upon consummation of the Transaction shall be forfeited and cancelled. For the avoidance of doubt, Tangoe and its board of directors shall not provide for the acceleration of any vesting or similar provisions with respect to any equity incentive awards following the date of this indication of interest through consummation of the Transaction.

3.	Form of Transaction. We would envision completing the proposed Transaction through a tender offer followed by a merger pursuant to Section 251(h) of the General Corporation Law of the State of Delaware and would require (i) a tender of shares representing a minimum of 50% of the common stock outstanding on a fully-diluted basis, (ii) a fairness opinion to be delivered by Stifel, Nicolaus & Company, Incorporated, and (iii) a recommendation in approval of the transaction from Tangoe’s Board of Directors.

4.	Acquirer. The acquiror entity will be a newly formed affiliate of Marlin.

Tangoe, Inc.

February 27, 2017

5.	Sources and Plans of Financing. Marlin will obtain the cash necessary to consummate this Transaction with equity from Marlin Equity IV, LP, a $1.6 billion institutional private equity fund, and/or one of its affiliates and debt from existing lender relationships. Marlin has undertaken discussions with more than five debt financing sources and fully expects to obtain commitment letters in a timely fashion to ensure sufficient financing to consummate the Transaction. Marlin contemplates that the definitive documentation with respect to the Transaction would include a limited specific performance right of Tangoe, to be available only in the event that sufficient debt financing is available to Marlin to consummate the Transaction.

Presented below is an illustrative sources and uses that reflects the proposed Transaction:

Sources (USD millions)		Uses (USD millions)
Marlin Equity	$113.0	Cash to Seller (1)	$277.7
Total Debt Cash on Balance Sheet	$180.0 $12.0	Cash to Balance Sheet Transaction Fees & Expenses	$15.0 $12.3
Total Sources	$305.0	Total Uses	$305.0

(1) Includes 4,094,599 of shares currently held by Marlin.

6.	Necessary Approvals; Conditions. Marlin has received the approval of its investment committee with respect to the Transaction and does not require any shareholder, limited partner or other internal approval to proceed to execution of definitive documentation. We expect that the definitive documentation would include customary closing conditions, including the minimum stockholder approval, receipt of HSR and any other required regulatory and antitrust clearances, and a condition that the holders of no more than 15% of the outstanding common stock of the Company shall have made a demand with respect to appraisal or dissenters rights. It is Marlin's intention to expeditiously work toward consummation of a Transaction as soon as practicable.

7.	Estimate of Time to Sign and Close. Marlin is confident that it can work quickly to complete any confirmatory due diligence and execute definitive documentation within 4 weeks. Marlin intends to consummate the transaction as soon as practicable after execution of definitive documentation, subject to satisfaction of customary closing conditions.

8.	Due Diligence. While we have completed a substantial amount of our business due diligence, this proposal is conditional upon the completion of our confirmatory due diligence. Our remaining confirmatory due diligence is limited and would focus on the following areas:

•	Deep-dive technical review of the Matrix product platform.
•	Third-party due diligence including legal, tax, HR and benefits, and technology.
•	Customary calls with a selection of material customers, partners and suppliers.

Tangoe, Inc.

February 27, 2017

9.	Material Assumptions. Our indication of interest includes the following material assumptions:

•	We are aware of and are prepared to accept the liabilities associated with the ongoing class action lawsuit, provided that no additional non-public information of a material nature pertaining to such ongoing class action lawsuit is discovered and that Tangoe’s existing insurance policy provides full coverage against any potential damages associated with such ongoing class action lawsuit.
•	The Business shall conduct business from the date of this letter until the closing in the ordinary course of business consistent with prior practice and in a way that preserves its relations with existing suppliers, customers and employees. In addition, the Business shall not make any distributions of cash or cash equivalents outside of the ordinary course of business consistent with prior practice, and Marlin expects the Business to maintain and have on hand sufficient working capital to operate its business in the ordinary course and a minimum amount of cash of $12,000,000 on its balance sheet at closing.

10.	Go-Shop: Marlin would expect that the executed definitive documentation would include a customary go-shop provision with a 30-day go-shop period during which pro-active solicitation of alternative proposals by Tangoe would be permitted to ensure that Tangoe is maximizing value for stockholders. If the Transaction agreement is terminated by Tangoe during the go-shop period, we would expect a break fee equal to 1.5% of total Transaction consideration as well as expense reimbursement. If the Transaction agreement is terminated by Tangoe after the go-shop period, we would expect a break fee equal to 3.5% of total Transaction consideration as well as expense reimbursement. In the event that Tangoe terminates the Transaction agreement and pursues an alternative transaction, and the break fee is paid to Marlin in accordance with the Transaction agreement, Marlin agrees to vote or tender its shares (as appropriate) for the successful topping bid.

11.	Miscellaneous. This indication of interest contemplates the liabilities associated with the pending class action lawsuit as described herein, as well as the ongoing SEC investigation, resulting fines and other litigation based on the information provided to Marlin by Tangoe. In addition, we confirm that neither the potential delisting of Tangoe’s shares from the NASDAQ exchange nor the availability of audited financials for Tangoe will affect the terms outlined in this indication of interest.

12.	Contact Information: You may contact Peter Chung, a Principal at Marlin, located at 338 Pier Avenue, Hermosa Beach, CA 90254, at (310) 364-0100 to discuss this indication of interest further.

13.	Confidentiality. The parties each agree that they will not, without the prior written consent of the other, disclose the existence of this letter, the terms hereof, nor the existence or status of negotiations pursuant hereto, except to such of their respective directors, officers, employees and agents who have a need to know in order to consummate the transaction contemplated in this letter; provided that the foregoing shall not prohibit any disclosure which, in the opinion of the attorneys of either party, is necessary to comply with applicable laws or the rules of any national securities exchange. Further, each party agrees to keep confidential any non-public proprietary information obtained regarding the other in connection with the transaction contemplated hereby.

Tangoe, Inc.

February 27, 2017

14.	Statement of Intention Only; Binding Provisions. It is understood that this letter merely constitutes a statement of our intention with respect to the proposed acquisition of the Business and does not constitute a binding commitment, does not contain all matters upon which agreement must be reached in order for the proposed acquisition to be consummated and therefore does not constitute a binding commitment with respect to the proposed acquisition. A binding commitment with respect to the acquisition will result only from the execution and delivery of the definitive purchase agreement as, if and when executed, and subject to the conditions contained therein. Notwithstanding the foregoing, the parties’ obligations set forth in Sections 13 and 14 are and shall be binding against the parties until termination of this letter.

About Marlin

Marlin is a leading private investment firm with over $3.3 billion of capital under management. The firm is focused on providing corporate parents, shareholders and other stakeholders with tailored solutions that meet their business and liquidity needs. Marlin primarily invests in businesses where our capital base, extensive network of operational resources, and industry relationships will strengthen a company’s operating and financial performance.

Building long-term value is the core of Marlin’s investment strategy. Accordingly, Marlin seeks to partner with outstanding management teams to stabilize, strengthen and grow its portfolio companies. In addition to capital, the Marlin team provides a network of strategic resources and relationships that help management teams weather challenging transitions and recognize long-term value opportunity within their businesses. In cases where growth through acquisition is appropriate, Marlin brings to bear extensive resources to manage the transaction and integration processes.

Since 2005, Marlin has successfully acquired over 100 businesses. Marlin team members have successfully structured and executed take-private transactions, management-led buyouts, leveraged recapitalizations, complex extractions from large corporate parents, traditional leveraged buyouts, operational turnarounds, consolidations and rollups, and growth capital investments, among others. We are confident that our significant experience in the software industry will enable us to complete our due diligence and negotiate definitive documentation in an expedited timeframe.

We are excited about the opportunity to work with the Tangoe team and Board of Directors, and are prepared to work diligently to complete this transaction. Please let us know if you have any questions regarding our indication of interest. You can reach me in the office at (310) 364-0100. We look forward to working with you towards a successful transaction.

Sincerely,

Marlin Management Company, LLC

By:	/s/ Peter Chung
Peter Chung
Principal

Tangoe, Inc.

February 27, 2017

Forward-Looking Statements

This communication contains forward-looking statements. Forward-looking statements include statements that are predictive in nature, which depend upon or refer to future events or conditions, which include words such as “believes,” “plans,” “anticipates,” “estimates,” “expects,” “intends,” “seeks” or similar expressions. Forward-looking statements are based on current expectations about future events and are subject to risks, uncertainties and assumptions. You should not place undue reliance on forward-looking statements, which are based on current expectations, since, while Marlin believes the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove accurate. All forward-looking statements included in this communication are made as of the date hereof and, unless otherwise required by applicable law, Marlin undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

Important Additional Information

This communication is neither an offer to purchase nor a solicitation of an offer to sell any shares. This communication is for informational purpose only. The tender offer will not be made to, nor will tenders be accepted from, or on behalf of, holders of shares in any jurisdiction in which the making of the tender offer or the acceptance thereof would not comply with the laws of that jurisdiction. Marlin has not commenced any tender offer for shares of Tangoe’s stock.  Upon commencement of a tender offer, if any, Marlin will file with the Securities and Exchange Commission (the “SEC”) a tender offer statement on Schedule TO and related exhibits, including an offer to purchase, a letter of transmittal and other related documents.  Following commencement of a tender offer, if any, Tangoe will file with the SEC a solicitation/recommendation statement on Schedule 14D-9.  Stockholders should read those materials carefully if and when they become available because they contain important information, including the various terms and conditions of the tender offer. Stockholders of Tangoe may obtain free copies of these documents, any amendments or supplements thereto and other documents containing important information about Tangoe, if and once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov.